SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Telvent GIT, S.A.
(Name of Issuer)
Ordinary Shares, € 3.00505 nominal value per share
(Title of Class of Securities)
E90215109
(CUSIP Number)
Manuel Sánchez
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(34) 902-33-55-99
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 28, 2008
(Date of Event Which Requires Filing of the Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Abengoa, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,777,470

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,777,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,777,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	63.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

SCHEDULE 13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Telvent Corporation S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,542,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		19,542,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,542,870

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	57.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Siema AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,234,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,234,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,234,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

     The Reporting Persons (defined below) previously reported beneficial ownership on Schedule 13G, dated February 14, 2005, as amended, with respect to 18,201,000 Shares (defined below)in reliance on Rule 13d-1(c) as such Shares were owned by the Reporting Persons prior to Telvent GIT, S.A.’s initial public offering on October 26, 2004.

Item 1. Security and Issuer.
     This Schedule 13D relates to ordinary shares, nominal value € 3.00505 per share (the “Shares”), of Telvent GIT, S.A., sociedad anonima organized under the laws of the Kingdom of Spain (“Telvent,” or the “Issuer”). The address of Telvent’s principal executive offices is Valgrande 6, 28108 Alcobendas, Madrid, Spain.
Item 2. Identity and Background.
     This Schedule 13D is filed pursuant to a Joint Filing Agreement, attached as Exhibit 3 and incorporated herein by reference, on behalf of Abengoa, S.A., a company organized under the laws of the Kingdom of Spain (“Abengoa”), Siema AG, a company organized under the laws of Switzerland (“Siema”), and Telvent Corporation, S.L., a limited liability company organized under the laws of Spain (“Telvent Corporation,” and together with Abengoa and Siema, each a “Reporting Person” and collectively the “Reporting Persons”). Telvent Corporation is owned 99.99% by Abengoa and 0.01% by Siema S.A. Siema S.A. is owned 99.99% by Abengoa. Siema is owned 99.98% by Siema S.A, 0.01% by José Ignacio del Barrio and 0.01% by Manuel Sánchez Ortega.
     The address of Abengoa’s principal office is Abengoa, S.A., Avda. de La Buhaira, 2, 41018 Sevilla, Spain. The address of Siema’s principal office is Siema AG, Bahnhofstrasse 21, 6300 Zug, Switzerland. The address of Telvent Corporation’s principal office is Telvent Corporation, S.L., Valgrande 6, 28108 Alcobendas, Madrid, Spain.
     Abengoa is an industrial and technology company, the principal business of which involves providing solutions for sustainable development, and the information, knowledge and infrastructure sectors. Abengoa operates four business segments: (1) bioethanol, which produces ethyl alcohol from vegetable products; (2) environment, which manages and treats industrial waste and water; (3) systems and network, which provides telecommunication network integration; and (4) engineering and industrial construction.
     Siema is a company created to hold equity interests in numerous international companies, including those incorporated in Switzerland. Siema is authorized to carry out all commercial and financial transactions in furtherance of this business objective.
     Telvent Corporation is an information technology company specializing in high value-added products and services solutions.
     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Reporting Persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     Telvent Corporation acquired 3,576,470 Shares on October 28, 2008 in a private placement transaction (the “Private Placement”) pursuant to a Share Purchase Agreement, dated September 11, 2008, by and between Telvent and Telvent Corporation. Telvent Corporation used cash of $103,000,0003.70 to acquire the 3,576,470 Shares.
Item 4. Purpose of Transaction.
     Telvent Corporation acquired 3,576,470 Shares in the Private Placement for investment purposes only. The Reporting Persons have no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a) — (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Based on the number of securities outstanding as contained in Telvent’s Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on September 26, 2008 and including 4,847,059 Shares, issued on October 28, 2008 in connection with the Telvent’s private placement transactions to certain investors, including Telvent Corporation, disclosed in Telvent’s Form 6-K furnished to the SEC on October 28, 2008, the total number of Shares issued and outstanding is 34,094,159.
(a)	Amount Beneficially Owned:
Abengoa beneficially owns 21,777,470 Shares.
Telvent Corporation beneficially owns 19,542,870 Shares.
Siema beneficially owns 2,234,600 Shares.
(b)	Percent of Class:
63.9% for Abengoa.
57.3% for Telvent Corporation.
6.6% for Siema.
(c)	Number of Shares to which such Person has:
(i)	Sole power to vote or to direct the vote:
Abengoa, Telvent Corporation, and Siema have no power individually to vote or direct the vote of Shares.
(ii)	Shared power to vote or to direct the vote:
Abengoa and Telvent Corporation share voting power for 19,542,870 Shares. Abengoa and Siema share voting power for 2,234,600 Shares.
(iii)	Sole power to dispose or to direct the disposition of Shares:
Abengoa, Telvent Corporation, and Siema have no power individually to dispose of or to direct the disposition of Shares.
(iv)	Shared power to dispose or to direct the disposition of Shares:

Abengoa and Telvent Corporation share dispositive power for 19,542,870 Shares. Abengoa and Siema share dispositive power for 2,234,600 Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          In connection with the Private Placement, on September 11, 2008 Telvent Corporation entered into a registration rights agreement (“Registration Rights Agreement”) with Telvent. Pursuant to the Registration Rights Agreement, Telvent Corporation agreed, among other things, not to effect any disposition of the 3,576,470 Shares that would constitute a sale within the meaning of the Securities Act of 1933, as amended or pursuant to any applicable state securities laws, except as contemplated in the registration statement to be filed with the SEC following consummation of the Private Placement (the “Registration Statement”), or as otherwise permitted by law.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Share Purchase Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and Telvent Corporation S.L.

2	Registration Rights Agreement, dated September 11, 2008, by and between Telvent GIT, S.A. and Telvent Corporation S.L.

3	Joint Filing Agreement, dated November 6, 2008, by and among Abengoa S.A., Telvent Corporation S.L. and Siema AG.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008	ABENGOA, S.A.

	By: Name:	/s/ Miguel Angel Jiménez- Velasco Mazarío Miguel Angel Jiménez- Velasco Mazarío
	Title:	Attorney

TELVENT CORPORATION S.L.

Dated: November 6, 2008	By: Name:	/s/ Miguel Angel Jiménez-Velasco Mazario Miguel Angel Jiménez- Velasco Mazarío
	Title:	Attorney

Dated: November 6, 2008	By: Name:	/s/ José Ignacio del Barrio Gómez José Ignacio del Barrio Gómez
	Title:	Joint Director

Dated: November 6, 2008	By: Name:	/s/ Manuel Sánchez Manuel Sánchez
	Title:	Joint Director

SIEMA AG

Dated: November 6, 2008	By: Name:	/s/ José Ignacio del Barrio Gómez José Ignacio del Barrio Gómez
	Title:	Director

Dated: November 6, 2008	By: Name:	/s/ Manuel Sánchez Manuel Sánchez
	Title:	Director